EXHIBIT 99.1

For Immediate Release	Date: January 10, 2023
23-2-TR

Teck Provides Steelmaking Coal Sales and Pricing Update

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today provided unaudited fourth quarter 2022 steelmaking coal sales volumes and realized prices.

Our fourth quarter steelmaking coal sales were 4.3 million tonnes, below previously disclosed guidance of 5.0 – 5.4 million tonnes. Extreme cold weather during December across western Canada negatively impacted rail performance, rail car unloading and overall port performance, resulting in sales volumes below expectations.

The realized steelmaking coal price in the fourth quarter averaged US$278 per tonne. We expect to report provisional pricing adjustments of negative $10 million in the fourth quarter.

Our fourth quarter 2022 financial results are scheduled for release on February 21, 2023.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Teck Investor Contact
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Teck Media Contact
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com